EXHIBIT 1

                                IMMEDIATE REPORT

On April 22, 2007, the Bank published an immediate report giving notice, inter alia, that the Ministry of Finance and the Government Companies Authority are examining a possible track for the sale and/or transfer of all of the issued and paid-up share capital of the Bank to a third party purchaser, and that as part of the examination of the track, the Government Companies Authority is considering publishing a Request For Information (RFI) through which those parties who will be interested in purchasing shares of the Bank will be invited to give notice of their interest in effecting the purchase, according to the proposed track.

On June 17th, the Government Companies Authority published the RFI on the Authority's website at www.gca.gov.il (and is about to publish the RFI in the press). In the RFI, the Government Companies Authority gives notice, inter alia, that the Government of Israel, through the Government Companies Authority, seeks to obtain information from those parties who are interested in purchasing the Industrial Development Bank of Israel Ltd., and asks that parties who are interested submit their application on July 3, 2007. The proposed track for the sale process of the Bank's shares was appended as part of the RFI and is reproduced verbatim below:

             PROPOSED TRACK FOR THE SALE PROCESS OF THE BANK SHARES

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IT IS HEREBY STATED THAT THE INFORMATION CONTAINED IN THIS SITE OR IN THE NOTICE
THAT WAS PUBLISHED OR WILL BE GIVEN BY THE STATE OR BY THE COMPANY OR OTHERWISE, INCLUDING BY MEANS OF THE STATE OR AUTHORITY'S REPRESENTATIVES (HEREINAFTER:
"THE INFORMATION") DOES NOT CONSTITUTE ANY REPRESENTATION ON THE PART OF THE STATE OR ITS REPRESENTATIVES, FOR ANY PURPOSE WHATSOEVER.

WITHOUT DEROGATING FROM THE GENERALITY OF THE FOREGOING, PARTIES INTERESTED MUST VERIFY AND AUTHENTICATE THE RELEVANT INFORMATION, AT THEIR DISCRETION, AND TO THE EXTENT THEY CONSIDER IT NECESSARY, SHOULD MAKE INDEPENDENT INVESTIGATIONS AND CHECKS. IT IS STATED THAT THE STATE AND THE AUTHORITY HAVE NOT EXAMINED THE CORRECTNESS, REGULARITY AND EXTENT TO WHICH THE INFORMATION IS UP-TO-DATE, AND ARE NOT RESPONSIBLE FOR THE CORRECTNESS, REGULARITY, ACCURACY, EXISTENCE OR ABSENCE OF ANY PARTICULARS OR DATA OF OR IN THE INFORMATION.
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GENERAL

1. The description of the process is set out below on a general basis only, and is subject to additional examinations and approvals required by law.

     The Government Companies Authority reserves the right to insert changes in the process and set the particulars thereof, at its discretion. The description of the process of the will not constitute any representation on the part of the State or the Company, for any purpose.

2. The holding of the controlling shares (ordinary "A" and preferred ordinary shares) of the Bank is divided between the State (that holds close to one half of the controlling shares) and the three largest banking groups (Bank Leumi, Discount Bank and Bank Hapoalim) who jointly hold close to one half of the controlling shares).


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     A small amount of the controlling shares is held by three business entities
     (the First International Bank, I.D.B. and the Manufacturers Association ).

3. According to the proposed process, the purchaser will acquire all of the controlling shares (or close to 100% thereof) as well as all of the Bank's share capital, of its various classes. In addition, the Bank will cease to be a public company.

SHARE CAPITAL AND THE HOLDERS THEREOF

4. The issued share capital of the Bank consists of 9 different classes. These classes and the breakdown of the holdings thereof, are set out below:

                                                                  SHARE OF   SHARE
                                                                 THE THREE   OF THE
                                            SHARE IN              BANKING    PUBLIC
                                           RIGHTS TO   STATE'S   GROUPS IN   IN THE
                                SHARE IN    APPOINT    SHARE IN  THE CLASS   CLASS
                     SHARE IN    VOTING    DIRECTORS   CLASS OF   OF SHARE  OF SHARE
CLASS OF SHARE      CAPITAL (%) RIGHTS (%)    (%)     SHARE (%)     (%)        (%)           REMARKS
-----------------    --------    -------     ------  ----------   ------    ---------    --------------
Ordinary A             1.016%     93.78%       100%     48.81%     42.84%      8.35%
Ordinary B             9.082%         -          -        100%         -          -
Ordinary B1                -          -          -        100%         -          -
Preferred Ordinary     0.673%      6.22%         -          -       6.50%      93.5%      Registered for
Preference C           2.060%         -          -       0.57%      1.30%     98.13%        trading on
Preference CC          2.019%         -          -      0.002%     18.87%    81.128%       the Tel Aviv
Preference CC1         3.503%         -          -          -      24.63%     75.37%      Stock Exchange
Preference D           3.301%         -          -     88.126%*     0.10%    11.774%**
Preference DD         78.341%         -          -     85.601%*        -     14.399%**

SALE TRACK

5. A condition precedent for implementing this sales track is an undertaking by the controlling shareholders (Bank Leumi, Discount Bank, Bank Hapoalim, the First International Bank, I.D.B. and the Manufacturers' Association) to transfer the controlling shares that they hold to the State without consideration.

6. The sale process will have a number of stages, each of which will be carried out successively. The process will be made as a whole, and will not be accomplished unless all of the stages have been completed.

7.   The order of the stages and the actions that they entail, are as follows:

     FIRST STAGE

     a. In the first stage, a selection process will be made by the purchaser of the Bank shares, of their various classes, except for those preference "D" and "DD" shares that are not held by the State (the holders thereof being hereinafter called: "THE PRIVATE HOLDERS"), that will be redeemed by the Bank, as explained in paragraph (h) below.

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*    See footnote no. 4, in connection with the holdings of the State and U.S.
     residents of those shares.

**   Including the three business entities mentioned in paragraph 2 above.


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     b.   In the first stage, the aggregate amount that the purchaser will undertake to pay will be set, according to the following:

          I. To the public - for the preferred ordinary shares of the Bank(1) and the "C" "CC" and "CC1" preference shares(2) that are held by the public (such shares being hereinafter collectively called:
               "THE PUBLICLY TRADED SHARES").

          II. To the State - for those "D" and "DD" preference shares that are held by the State.(3)

          APART FROM THE AGGREGATE AMOUNT MENTIONED IN THIS PARAGRAPH, THE PURCHASER WILL NOT BE REQUIRED TO PAY ANY SUM IN RESPECT OF THE BANK'S ISSUED SHARE CAPITAL, AS SET OUT IN PARAGRAPH 4 ABOVE.

     c. Selection of the purchaser and determining the aggregate amount that he will undertake to pay for the shares described in sub-paragraph (b) above, will be made in a competitive sale process and/or in negotiations that the Government Companies Authority will conduct with a particular party or parties.

     d. Notwithstanding sub-paragraph (c) above, it is possible that the amount payable to the public according to sub-paragraph (a)(I), in respect of the Publicly Traded Shares, will be set in advance by the Government Companies Authority, taking into account, inter alia, the negotiations that will be conducted with the holders of those shares, or in another manner and not in a public sale process and/or the negotiations mentioned in sub-paragraph (c) above.

     e. In order to enable those interested in carrying out a due diligence investigation, an information room in the Bank will be made available to those interested and the arrangements to inspect the material in the information room will be set by arrangement with the Bank.

     f. It is hereby clarified that the sale of the Publicly Traded Shares is subject to and conditional on the approval of the court according to section 350 of the Companies Law, 5759-1999. In the first stage therefore, no actual sale of the Publicly Traded Shares or sale of any shares from the issued share capital of the Bank will be effected.

     SECOND STAGE

     g. In the second stage, the Bank will file with the court an application to approve a creditors' arrangement according to section 350 of the Companies Law, 5759-1999, between the Bank and its shareholders.

     h.   The proposed arrangement will provide the following:

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(1)  1,000,000 shares having a par value of NIS. 0.001 each.

(2)  Having a par dollar-linked value of some $44.4 million.

(3) Shares having a par dollar-linked value of some $63 million. The consideration to the State in respect of these shares may differ from the par value.


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          I.   The purchaser will purchase the Publicly Traded Shares - for an amount that will be fixed for them in the first stage.

          II. Those "D" and "DD" preference shares that are not held by the State(4) - will be redeemed by the Bank with the addition of payment of the arrears of the accrued preferred l dividend for them.(5)

          III. The proposed arrangement will include a waiver by the holders of the Publicly Traded Shares and by the private holders of the "D" and "DD" shares of all their claims against the Bank, the Bank's officers, employees, controlling owners and the interested parties in the Bank.

     i. In accordance with that set forth in the Companies Law, 5759-1999, the arrangement will require approval of meetings of the holders of the various classes of the Bank's shares, in addition to court approval.

     THIRD STAGE

     j. In the third stage, after approval of the arrangement by the court, the following acts will be taken:

          I. The purchaser will acquire the Publicly Traded Shares and pay the consideration to the holders.

          II. The "D" and "DD" preference shares that are held by the Private Owners will be redeemed by the Bank, and the Bank will pay in respect thereof all the arrears of the accrued preferred dividend (all this out of its equity capital).

          III. The State will transfer to the purchaser all of the "D" and "DD" preference shares that it holds, after the preferential rights (for preferred dividend and priority in the distribution of the Bank's assets on a winding-up) that are linked thereto will be cancelled, and the purchaser will pay the consideration to the State pursuant to the undertaking that he will have assumed in the framework of the first stage.

          IV. The State will transfer to the purchaser, without consideration, the ordinary "A" shares and the ordinary "B" and "B1" shares that it holds.

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(4)  These "D and "DD" preference shares are mainly held by US residents and have a par, dollar-linked value of some $10 million. The aggregate par value of these shares declines as long as the State continues to purchase those shares from the private holders. According to the Directors' Report of December 31, 2006, it appears that the State formerly purchased shares of this class from the private owners without this being expressed in the Bank's shareholders registry. Therefore, the amount that will be required to redeem the shares of this class might be less than $10 million.

(5) The "D" and "DD" preference shares were issued as redeemable shares (D shares according to 105.625% of their par, dollar-linked value and "DD" shares according to 100% of their par,, dollar-linked value thereof). According to the terms of their issue, the redemption thereof also involves payment of the arrears of preferred dividend that accrued for them. The annual preferred dividend in respect thereof is 7.5% of the dollar value. As at December 31, 2006, the aggregate amount in arrears of the preferred dividend in respect of those shares amounted to some $3.0 million.


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          V.   The three large banking groups and the three commercial entities mentioned in paragraph 2 above will transfer to the purchaser, without consideration, the ordinary "A" shares that they hold.

          FOURTH STAGE

          Concurrent with the third stage, or immediately thereafter, the following acts will be effected:

          I. The State will repay to the Bank the perpetual deposit that was deposited by the Bank with the Treasury, and which on December 31, 2006, stood at the aggregate sum of NIS 825.8 million.

          II. The State will pay the Bank interest on the perpetual deposit to the extent of the arrears of the accrued preferred dividend that the Bank will have paid to the holders of the preference "D" and "DD" shares from among the public, at the time those shares are redeemed by it, and also payment of a premium in respect of the prior redemption of the preference "D" shares which is equal to 5.625% of the par value of the shares.

          III. The Bank will repay to the Bank of Israel the balance of the special line of credit that was provided to it by the Bank of Israel. As at December 31, 2006 this balance was NIS 751 million.

     PLEASE NOTE:

     a. The Bank's "bank licence" is limited and it is to be revoked on August 1, 2008. According to the notice of the Bank of Israel, if the track described above is effected before August 1, 2008, the licence will be cancelled on the date the track is effected.

     b. The possibility must be taken into account that once the sale has been completed, arrangements will be made for the assignment of the loans that the Israel Electric Corporation Ltd., owes to the Bank, the balance of which on December 31, 2006 amounted to some NIS 5,671 million, and the State deposits in the Bank in the same amount, which served as a source for providing the loans, will be assigned to an entity whose identity will be fixed by the State.

     c. The various procedures comprised in the track will also require approval by the Bank's organs.

     [end of quote]

     The publication of the RFI has been made after a report was in this connection made to the members of the Ministry's Committee for Privatization Affairs. The Bank considers it appropriate to repeat the matters that it stated at the end of the above Immediate Report of April 22, 2007, indicating that at this stage, it cannot be known whether the track that is being examined will indeed be adopted and applied in practice, and as of the date of this Report, the Bank continues to implement the run-off plan, the extension of which was approved by the Government until July 31, 2008.